UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2007

TOM Online Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza No. 1 Dong Changan Avenue Dong Cheng District Beijing 100738 PRC
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1  to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities
Act of 1933, as amended, and Section 21E of the United States Securities
Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the
Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s latest annual report on Form 20-F (File No.000-50631) as filed with the United
States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM Online Inc.

Date: July 23, 2007	By:	Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

1	Announcement of Resignation of CFO and Executive Director